Exhibit 99.5

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600 — 128 Fourth Avenue South	Internet	www.kpmg.ca
Saskatoon SK S7K 1M8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this annual report on Form 40-F of:
—	our Auditors’ Report dated March 16, 2007 on the consolidated balance sheets of Cameco Corporation (“the Company”) as at December 31, 2006 and 2005, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006
—	our Report of Independent Registered Public Accounting Firm dated March 16, 2007 on management’s assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.
We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
Chartered Accountants
Saskatoon, Canada
March 16, 2007